February 4, 2011

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       OSI Restaurant Partners, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-15935

Dear Mr. Shenk:

This letter is written in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated December 23, 2010.  The paragraphs of this letter are numbered to correspond to the Staff’s comments, and we have included the Staff’s comment preceding each response.  We appreciate your assistance in our compliance and will provide additional information to you upon request.  In providing our response to your comments, we acknowledge:

·	we are responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.
Staff Comment:  We note your response to our prior comment one.  However, it does not appear that you fully addressed our comment.  It appears that you have not quantified the total increase in restaurant sales attributable to an increase in comparable-store sales at your existing restaurants.  In future filings please revise to quantify the total dollar increase in restaurant sales attributable to an increase in comparable-store sales at your existing restaurants.  Additionally, our comment was intended to apply to other accounts also.  For example, you state that the increase in other revenues was primarily attributable to an increase in development and franchise royalties and sublease revenue, but you do not quantify each of the different factors.  In future filings, please ensure that all material factors are quantified and analyzed for each account to the extent practicable.

Response: In future filings we will quantify the total dollar increase in restaurant sales attributable to an increase in comparable-store sales at existing restaurants.  We will also quantify all other material factors, including material factors to the change in other revenues, to the extent practicable.

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

2.
Staff Comment:  We note your response to our prior comment three.  However, it does not appear to us that the call provision creates an additional substantive performance vesting condition.  The fact that the call provision allows for the Company to repurchase all shares purchased through the exercise of stock options upon termination of employment, shows that the employee, by virtue of having exercised the options to purchase stock shares, has fulfilled the vesting and exercisability requirements of the options. Further it appears that the call provision is only applicable to situations which involve the termination of employment.  In this regard, it appears that you would need to conclude that it is probable that employees with options will be terminated in order to conclude that the stock will be called.  It appears to us that the call provision is contingent feature of the stock option awards and should be accounted for as such.  Please tell us what consideration was given to ASC paragraphs 718-10-30-24, 718-10-55-8, 718-20-35-2, and 718-20-55-85.

Response: As discussed more fully below, it is our view that the terms of the stock options, including the prohibitions on transfers of options or shares acquired upon the exercise of options, together with the call right, lead to the practical reality that no employee will exercise an option other than in the context of an initial public offering or a change of control, thereby creating an additional substantive performance vesting provision—that the grantee be employed at the time of an IPO or a change of control.

Stock options granted by Kangaroo Holdings, Inc., the Company’s ultimate parent company (“KHI”) under the KHI 2007 Equity Incentive Plan (the “KHI Equity Plan”) vest and become nominally exercisable in 20% increments over a period of five years contingent on continued employee service.  In the case of most equity plans, vesting and exercise requirements are the only substantive performance conditions to the employee’s ability to realize monetary benefit from stock option grants. However, stock option grants under the KHI Equity Plan were designed to prevent, and have the effect of preventing, an employee from realizing any monetary benefit from the options or any shares acquired upon the exercise of the options unless the employee is employed at the time of an initial public offering or a change of control (as those terms are defined in the Stockholders Agreement among Kangaroo Holdings, Inc. and Certain Stockholders of Kangaroo Holdings, Inc. dated as of June 14, 2007 (the “Stockholders Agreement”)).  The prohibitions on transfer of options or purchased stock shares, coupled with the call provision in the Stockholders Agreement effectively create an additional substantive performance vesting condition on the grantee, i.e. that the grantee be employed at the time of an initial public offering or change of control.  These terms deter option grantees from exercising their nominally vested purchase rights because they would be precluded from transferring or selling the underlying shares and realizing any gains prior to a sale of the Company or an initial public offering, and because the shares would be subject to KHI’s call right that could eliminate any financial benefit from the exercise of the options or the shares.  For example, if the grantee were to leave the Company and exercise options with a strike price of $10 per share when the fair value of a share of stock is $15, KHI would repurchase the underlying shares at a price of $10 through this call right, effectively nullifying the transaction.  Additionally, the grantee would be required to immediately pay personal income tax on the difference between the fair market value of the shares acquired and the exercise price, with no cash proceeds to pay the tax, all at a time when KHI holds a call right at the lower of the exercise price or fair value.  It should be noted that there have been, to date, no exercises of options by any grantee and all stock options of terminated employees with a call provision have been forfeited.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

Section 3 of the Stockholders Agreement provides that a holder of shares acquired upon the exercise of an option is prohibited from transferring the shares to any person, subject to narrow exceptions. For example, shares may be transferred by gift to family members or trusts for family members for estate planning purposes if the transferee serves as trustee.  Prior to an initial public offering or change of control, however, there is no unilateral right to transfer shares acquired upon the exercise of options. Although a transfer to certain specified stockholders (the “Permitted Transferees”) may be made under certain circumstances, that transfer right is not the employee’s unilateral right.  Rather it requires the agreement of the Permitted Transferee, all permitted transfers must be reasonably satisfactory to KHI and the Permitted Transferee must remain bound by the terms of the Stockholders Agreement, including the call provision.  Section 5.1 of the Stockholders Agreement gives KHI the right to purchase shares acquired upon the exercise of an option upon termination of employment of the grantee, even if the shares are held by a Permitted Transferee at the time of termination.  In other words, the shares retain the character of being subject to this call provision even if the employee is able to sell them to a Permitted Transferee by mutual agreement and with KHI’s approval under the transfer restrictions. Since KHI can repurchase the shares at the lesser of the exercise price paid or fair market value upon voluntary termination of employment, regardless of which party holds the shares, there is no unilateral or substantive transfer right under the KHI Equity Plan, nor is it likely that an employee would exercise options prior to an initial public offering or change of control.  Additionally, it is not likely that a qualifying Permitted Transferee would purchase the shares from the employee at fair value when the shares are subject to being repurchased at the exercise price for reasons outside of the Permitted Transferee’s control (i.e., termination of employment of the grantee/transferor). The Company expects that KHI fully intends to enforce its call right on both holders of shares acquired in the exercise of options and their Permitted Transferees.

We do not believe that our position requires that we conclude that it is probable that employees with options will be terminated in order to conclude that the shares will be called due to KHI’s right to enforce the call provision on purchased shares, whether held by the employee or by a Permitted Transferee.  It would be financially irrational for an employee to exercise the options unless or until there was an initial public offering or change of control, unless KHI were to waive the call provision, which it has no incentive to do and which would have to be separately negotiated with KHI.  Therefore, the probability of the employee being terminated is secondary to consideration of whether or not the employee remains subject to a substantive performance condition in the option.

Based on the above, during the period in which the call provision is in effect, the call provision has the effect of establishing an employment requirement at the time of an initial public offering or change of control transaction as an additional substantive performance vesting condition.  The ultimate vesting date is the date in which either an initial public offering or a change of control is achieved (the performance condition component) since the occurrence of these events represents the first time in which the satisfaction of the performance condition is considered probable and the time based service has been rendered. Therefore, compensation expense should be recorded only upon the probability of occurrence of an initial public offering or change of control, which is not deemed probable until such occurrence, consistent with the guidance in ASC 718-10-60-1A.

We further note that these types of call provisions have been considered previously by the Financial Accounting Standards Board (FASB) and the Emerging Issues Task Force (EITF) in EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.  Historically, these call provisions have been included in awards to satisfy a tax argument that the award has been constructively received by the participant while still preserving a substantive requirement for the employee to continue to provide services to the Company.  Paragraph 144a of Issue 33(a) of the above referenced guidance describes call rights at the lesser of the fair value of the stock at the call date or the original exercise price in a scenario where an employee "early exercises" a stock option as a forfeiture provision.  Specifically it notes that a "contingent repurchase provision (that is, the call option) held by the employer is a forfeiture provision that preserves the original vesting schedule with respect to an employee's ability to benefit from the rewards of share ownership if the call option (1) expires at the end of the original vesting period for the stock option award, (2) becomes exercisable only if a termination event occurs that would have caused the stock option award to be forfeited, and (3) has a strike price of the lower of the employee's exercise price or the fair value of the underlying stock at the date the call is exercised."  ASC 718 upholds the concept of substantive vesting being more relevant than nominal vesting.  Example 1 in ASC 718-10-55-86 through 55-88 describes a fact pattern where the requisite service period is not based on the three years of vesting stated in the agreement but is in fact immediately recognized based on substantive vesting due to the fact that the employee is retiree eligible and does not have to render service to earn the award.  Further, ASC 718-10-55-31a continues to acknowledge that these "early exercise” features accompanied by a potential call at the exercise price are not considered substantive exercises for accounting purposes.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

In reaching our conclusions, we considered ASC paragraphs 718-10-30-24, 718-10-55-8, 718-20-35-2 and 718-20-55-85.  In summary, these paragraphs state that a contingent feature of an award, such as a clawback feature, that might cause an employee to return to the entity either equity instruments earned or realized gains from the sale of equity instruments earned for consideration that is less than fair value on the date of transfer, shall not be reflected in the grant-date fair value of an equity award and should only be accounted for if and when the contingent event occurs.  We do not believe these provisions are analogous to the terms of the KHI stock options.  Due to the additional substantive performance vesting condition, prior to an initial public offering or change of control, option shares are not, from a practical point of view, vested or earned, and as described above, due to the transfer restrictions, an employee is precluded from realizing gains from the sale of the equity instruments. Therefore, the clawback features described in the aforementioned ASC paragraphs are not consistent with the substance of the call provision contained in the Stockholders Agreement as they refer to post-vesting contingencies.  In this fact pattern, the awards have not yet substantively vested.

We also considered the example provided in ASC 718-20-55-85.  The fact pattern describes a situation in which a company’s chief executive officer is awarded option shares that are “freely transferable upon vesting”.  The award provisions specify that, in the event of the employee’s termination and subsequent employment by a direct competitor within a period of time after vesting, the shares or their cash equivalent must be returned for no consideration.  We do not believe this clawback feature is comparable to the call provision contained in the KHI Equity Plan. First, as a result of the additional substantive performance vesting condition contained in the KHI Equity Plan, the option awards are not considered effectively vested until an initial public offering or change of control, and there is no such additional substantive performance vesting condition in the example. Secondly, since the shares are “freely transferable upon vesting”, the chief executive officer in the example has the right to realize gains on the sale of the equity instrument to a willing buyer. As described above, this right does not exist under the KHI Equity Plan prior to the occurrence of an initial public offering or change of control.

We believe it is appropriate to record compensation expense upon the probability of occurrence of an initial public offering or change of control since an employee cannot realize a monetary benefit until the occurrence of one of these events.  As noted in ASC 718-10-30-10, “…restrictions and conditions inherent in equity instruments awarded to employees are treated differently depending on whether they continue in effect after the requisite service period.  A restriction that continues in effect after an entity has issued instruments to employees, such as the inability to transfer vested equity share options to third parties or the inability to sell vested shares for a period of time, is considered in estimating the fair value of the instruments at the grant date.”  Due to the construct of the Stockholders Agreement and the terms of the options, employees have not effectively gained the right to exercise the option solely by completing the service period under the option.  The terms of the KHI Equity Plan are intentionally rigid enough so as to discourage exercise prior to an initial public offering or a change of control, such that a rational employee would not accept the risk associated with owning shares that may decline in value outside of their control.  Features of this nature function as forfeiture or vesting provisions, and we considered substantive terms and related facts and circumstances in evaluating the requisite service period of these awards, not just the stated vesting terms of the award.

In order to facilitate your review of this issue, we are providing to you by messenger today, on a supplemental basis, copies of the Stockholders Agreement, the KHI Equity Plan and the form of Option Agreement.

We hope that this letter has been responsive to the Staff’s comments and appreciate your time and attention to this matter.  Should you have any questions or comments regarding the foregoing, please feel free to contact me at (813) 830-5194.

Very Truly Yours,

/s/ Dirk A. Montgomery

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225